UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong Announces Change in CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: March 4, 2026

Dingdong Announces Change in CEO

SHANGHAI, March 4, 2026 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced the resignation of Mr. Changlin Liang as Chief Executive Officer of the Company and the appointment of Mr. Song Wang as the new Chief Executive Officer of the Company, concurrently with his resignation as Chief Financial Officer, effective March 4, 2026. Mr. Liang will continue to serve as Chairman of the Company’s Board of Directors (the “Board”).

As the founder of the Company, Mr. Liang has served as Chairman of the Board and Chief Executive Officer since the inception of the Company in May 2017. Mr. Liang commented, “At the founding of Dingdong in 2017, amid a crowded field of fresh food e‑commerce companies, we survived fierce competition by staying committed to product quality and service excellence. When confronted with the pandemic in 2020, Dingdong stepped up without hesitation and became a major force in securing daily supplies for the public. Following our listing in 2021, we adopted the strategy of “Efficiency First with due Consideration of Scale” to sustain consistent profitability and long‑term viability. All these milestones confirm that the only sustainable path forward is to steadfastly take on the difficult tasks, always put users at the heart, and do what is right for the business and society. Today, Dingdong’s sustained profitability and the formation of our core competitive moat—including superior product strength, beyond‑expectation service quality, and exceptional operational efficiency empowered by our end‑to‑end supply chain system—would not have been possible without the dedication of every Dingdong team member, the trust of our users, the commitment of our partners, and the support of all investors.”

The Board also congratulates Mr. Wang on his appointment as the new Chief Executive Officer, which follows the Board’s thorough evaluation and deliberation.

Mr. Song Wang has nearly four years of core management experience with the Company. Since joining the Company, he has held various key positions, including Senior Vice President and director of the Company since September 2023, Chief Financial Officer since December 2023, and Chairman of the Dingdong Guyu Business Group (responsible for the Company’s private label products’ development and standardization, quality control and supply chain integration) since May 2025. During January 2024 to December 2024, Mr. Wang had overall responsibility for the Company’s day-to-day operations and successfully led Dingdong to achieve growth in both scale and profitability, demonstrating a deep understanding of the fresh food retail industry and exceptional strategic execution capabilities. He has been deeply involved in the Company’s product development, end-to-end supply chain construction and financial strategic planning, and played a central role in driving significant improvements in key performance indicators.

The Board commented, “Mr. Wang has a comprehensive and in-depth understanding of the Company’s business and has demonstrated outstanding leadership in its financial management and business operations. We are confident that he is the ideal leader to steer Dingdong into its next phase of growth.”

Commenting on his appointment, Mr. Wang said: “Dingdong is committed to making quality fresh groceries as accessible as tap water for everyone. Going forward, I will work with the team to continue focusing on building differentiated product strengths, enhancing supply chain capabilities, and upholding our user-centric service philosophy. We will strive to achieve further breakthroughs in ensuring livelihood supply, improving operational efficiency, and exploring sustainable retail models, creating long-term value for consumers, shareholders and partners.”

The Board also approved the resignation of Mr. Song Wang from his position as Chief Financial Officer of the Company.

Exhibit 99.1

In addition, the Company also announced that Mr. Xu Jiang, Chief Technology Officer of the Company, has tendered his resignation due to personal reasons, by the end of March 2026. Mr. Jiang’s resignation is not the result of any dispute or disagreement with the Company or the Board of Directors, nor any matter relating to the Company’s operations, policies, or practices. The responsibilities previously overseen by the CTO role will be redistributed among existing members of the leadership team to ensure seamless continuity of the Company’s technology functions.

Mr. Liang added, “We sincerely appreciate Mr. Jiang’s outstanding leadership and remarkable achievements during his tenure. He led the Company to evolve into a fully digitalized, end-to-end fresh supply chain enterprise, and made tremendous contributions to infrastructure development, operational efficiency, technology architecture evolution, and supply chain restructuring.”

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Exhibit 99.1

For investor inquiries, please contact:

Dingdong Fresh
ir@100.me